Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On April 7, 2003, we issued a press release regarding a proposed Senate appropriations bill. The text of the press release follows.

AIRBORNE ISSUES STATEMENT

REGARDING SENATE APPROPRIATIONS BILL

Seattle, Washington, April 7, 2003 — In response to media coverage of a proposed amendment to the Senate appropriations bill regarding citizenship requirements for ownership of air carriers, Airborne Inc. (NYSE: ABF) today issued the following statement:

“We believe this amendment is clearly influenced by UPS and FedEx, who are attempting to prevent competition by redefining the decades-old citizenship requirements for ownership of air carriers. The structure of the proposed DHL and Airborne transaction is transparent and clearly meets all current regulatory requirements. ABX Air will be a totally independent company and will be 100% owned by public shareholders.”

“Given UPS and FedEx’s 79% stranglehold on the U.S. express delivery market, their opposition to this transaction is entirely predictable and it is no surprise that they would attempt to protect their duopoly in any way they can. Their attempts to delay our transaction will limit opportunities for American workers and deny choice to American consumers.”

About Airborne, Inc.

Airborne, Inc. is the holding company for Airborne Express. For more than 50 years, Airborne Express has served the shipping needs of business customers around the world. Today, Airborne offers total distribution solutions by providing customers time-sensitive delivery of documents, letters, small packages, and freight to virtually every U.S. ZIP code and more than 200 countries. Customers can select from a variety of services including same-day, next-morning, next-afternoon or second-day delivery, air freight, ocean service, and logistics management. Airborne employs over 22,000 people worldwide and achieved total revenues of $3,348 million in 2002.

CONTACTS:

Media	Airborne Investors
Jim Barron/Kim Levy/Kristin Celauro Citigate Sard Verbinnen 212-687-8080	Len Cereghino Cereghino Group 206-762-0993	OR	Lanny Michael, CFO Airborne, Inc. 206-830-1592

Forward-Looking Statements

Except for historical information, the matters discussed in this release contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this press release is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.